 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____________________________________

FORM 11-K

_____________________________________

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

OR

[  ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 001-01043

_____________________________________

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

Brunswick Retirement Savings Plan
Brunswick Rewards Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRUNSWICK CORPORATION
1 N. Field Court
Lake Forest, Illinois 60045-4811

Financial Statements and Supplemental Schedules

Brunswick Retirement Savings Plan
December 31, 2009 and 2008, and
Year Ended December 31, 2009

With Report of Independent Registered Public Accounting Firm

Brunswick Retirement Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008, and Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm

The Benefits Administration Committee
Brunswick Corporation

We have audited the accompanying statements of net assets available for benefits of the Brunswick Retirement Savings Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ERNST & YOUNG LLP
Chicago, Illinois
June 29, 2010

1

Brunswick Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets
Investments at fair value	$155,947,459	$230,276,495
Contribution receivables:
Employer	459,076	4,614
Participants	53,271	–
	512,347	4,614
Net assets available for benefits, at fair value	156,459,806	230,281,109

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(248,736)	221,419
Net assets available for benefits	$156,211,070	$230,502,528

The Notes to Financial Statements are an integral part of these statements.

2

Brunswick Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions
Investment income:
Net appreciation in fair value of investments	$51,888,747
Interest and dividends	4,389,475
56,278,222

Contributions:
Participants	8,379,438
Employer	510,426
8,889,864
Total additions	65,168,086

Deductions
Distributions and withdrawals to participants	35,850,530
Administrative expenses	93,590
Total deductions	35,944,120

Interplan transfers, net	(103,515,424)
Net decrease in net assets available for benefits	(74,291,458)
Net assets available for benefits:
Beginning of year	230,502,528
End of year	$156,211,070

The Notes to Financial Statements are an integral part of these statements.

3

Brunswick Retirement Savings Plan

Notes to Financial Statements

December 31, 2009

1. Description of the Plan

The following description of the Brunswick Retirement Savings Plan (the Plan) provides only general information. Brunswick Corporation (the Company) is the plan sponsor. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.

General

The Plan, established by the Company effective January 1, 1986, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. The Vanguard Group, Inc. (the Trustee) is the Trustee of the Plan under a trust agreement with the Company.

Participation

Eligible employees include all groups as identified by the Benefits Administration Committee.

Eligible salaried and hourly employees who are not eligible to participate in the Brunswick Rewards Plan are eligible to participate in the Plan on the date on which the following requirements are met: (a) attainment of age 21 years, and (b) employment by the Company or a related company to which the Plan has been extended. Eligible employees include all employee groups as outlined in the plan document.

Employees working at least 24 hours per week are eligible to participate in the Plan on the first day of the month following or coinciding with 60 days of employment. Employees working less than 24 hours per week are eligible to participate on the first day of the month following or coinciding with 12 months of employment. Employees can generally increase, decrease, or cancel their deferrals at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) the Plan’s earnings (losses). Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balances.

4

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

Participants may make pretax contributions from 1% to 40% of compensation as defined in the Plan. Contributions are made via payroll deductions and are remitted to the Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. Participant pretax and catch-up contributions were subject to the IRS limit of $16,500 and $5,500, respectively, in 2009, and these combined contributions cannot exceed 40% of the participant’s compensation.

The Company’s basic matching contribution is 5% of pretax deferrals, up to 6% of compensation. These contributions are invested in accordance with the participant’s investment elections. Employee catch-up contributions are not eligible for Company match.

Additional contributions are granted at the discretion of senior management. Such discretionary contributions are limited to 25% of total pretax contributions that do not exceed 6% of compensation. Discretionary contributions for the year ended December 31, 2009, were $456,458 and were included as employer contribution receivables in the accompanying statements of net assets available for benefits. There were no discretionary contributions for the year ended December 31, 2008.

The Plan provides a true-up feature, which allows the Company to make up for any missed match that may have occurred. The true-up is performed during the first quarter of the following plan year and is included as an employer contribution receivable in the accompanying statements of net assets available for benefits. It takes into account the maximum matching contribution that could have been received and makes up for any difference in comparison to the matching contributions that were actually made.

Participants may direct their own contributions and related Company contributions into any of the Plan’s fund options. Participants may change their elections and transfer balances between funds at any time.

Vesting

Participants are fully vested in the balance of all of their accounts at all times.

5

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Forfeitures

Forfeitures are used to reduce eligible Plan expenses. Effective December 31, 2008, the Plan was amended to allow the use of forfeited amounts to reduce future Company contributions.

Unallocated forfeiture balances as of December 31, 2009 and 2008, were approximately $231,572 and $479,264, respectively, and forfeitures used to reduce eligible Plan expenses and Company contributions for 2009 and 2008 were $194,647 and $3,553, respectively.

Participant Loans

Active participants may borrow from their interest in the funds held by the Trustee. The minimum loan amount is $1,000. Between January 1, 2006 and May 31, 2009, a participant was not permitted to have more than one loan outstanding at any one time with the exception of grandfathered loans outstanding prior to January 1, 2006. After these grandfathered loans are paid off, only one loan is allowed at a time, with the exception of a temporary amendment, effective June 1, 2009, whereby the Plan was amended to temporarily allow active participants to request up to two outstanding loans at a time. Participant loans bear interest, are secured by the participants’ accounts, and are payable over a period not to exceed five years unless the loan is for the purchase of a home, in which case, the loan term may be up to 10 years. The interest rate on loans is fixed at the prime rate reported by Reuters at the initiation of the loan.

Payment of Benefits

Upon termination of employment, participants may elect to rollover account balances into another qualified retirement vehicle or receive a lump-sum distribution. Terminated participants with balances exceeding $1,000 may elect to remain in the Plan and defer payment until age 65. Account balances less than $1,000 are distributed as soon as administratively possible following termination of employment.

Administrative Expenses

Investment management fees, agent fees, and brokerage commissions are paid by the Plan’s participants. The Plan charges an administrative fee of $700 to accounts requiring a qualified domestic relations order split. The Plan also charges an administrative fee of $30 to initiate a loan via the automated touch-tone customer service system or $80 to initiate a loan through a representative. There is an annual loan maintenance fee of $25 for the life of the loan.

6

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Interplan Transfers

At various times during the year, employees may transfer positions within Brunswick Corporation. If an employee transfers to a Brunswick entity that is covered by a different plan, then an interplan transfer occurs to move that employee’s assets into another Brunswick plan. On a consolidated Brunswick sponsored plan basis, the interplan transfers net to zero.

As of December 31, 2009, the Company had transferred $103,515,424 of Plan assets into the Brunswick Rewards Plan. The majority of the transfer amount related to the Plan participants who also participated in the Brunswick Pension Plan for Salaried Employees. Effective December 31, 2009, the Company froze the Brunswick Pension Plan for Salaried Employees and to compensate for the freeze of pension benefits, the Company automatically transferred the Plan assets for these participants into the Brunswick Rewards Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, the Benefits Administration Committee can direct that all accounts be distributed to the participant or continued in trust for his or her benefit.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Payment of Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

7

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

The Vanguard Retirement Savings Trust invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

The Brunswick ESOP Common Stock Fund is a fund composed principally of Brunswick stock. Dividends received on shares held in the Brunswick ESOP Common Stock Fund may be reinvested in the Plan or received as cash.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

New Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amended FASB Statement No. 157 (codified as Accounting Standards Codification (ASC) 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

8

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events, which was codified into ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855 as amended.

In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent) as a practical expedient to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009, and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 4 for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.

9

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments

During 2009 and 2008, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Year Ended December 31,
	2009	2008

Common stock	$16,847,525	$(16,242,463)
Mutual funds	35,041,222	(78,898,276)
	$51,888,747	$(95,140,739)

The fair value of individual investments that represent 5% or more of the net assets available for benefits at fair value is as follows:

	December 31,
	2009	2008

Brunswick ESOP Common Stock Fund	$13,346,138	$	*
Vanguard 500 Index Fund	25,044,565		38,698,344
Vanguard Morgan Growth Fund	15,176,926		22,029,272
Vanguard Prime Money Market Fund	8,857,069		17,534,632
Vanguard Retirement Savings Trust	11,505,858		16,936,777
Vanguard Short-Term Bond Index Fund	11,234,485		17,146,393
Vanguard Total Bond Market Index Fund	8,512,368		16,529,937
Vanguard Wellington Fund Investor Shares	25,059,987		38,087,534

*Did not meet 5% threshold.

4. Fair Value Measurements

The Plan adopted ASC 820, Fair Value Measurements, effective January 1, 2008. ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Fair value is defined under ASC as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard established a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable.

10

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

Quoted prices for similar assets and liabilities in active markets

Quoted prices for identical or similar assets or liabilities in markets that are not active

Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Following is a description of the valuation methodologies used for assets measured at fair value:

Common stock: Valued at quoted market price of securities held by the Plan at year-end.

Mutual funds: Valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end.

11

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Common/collective trust fund: Valued at the NAV provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding. The underlying assets primarily consist of guaranteed investment contracts and synthetic investment contracts in order to deliver safety and stability by preserving principal and accumulating earnings. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.

Participant loans: Valued at amortized cost, which approximates fair value.

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2009:

	Level 1	Level 2		Level 3		Total
Assets
Common stock	$13,346,138	$	−	$	−	$13,346,138
Mutual funds:
Money Market Funds	8,857,069		−		−	8,857,069
Bond Funds	25,375,441		−		−	25,375,441
Balanced Funds	31,091,493		−		−	31,091,493
Domestic Stock Funds	54,078,463		−		−	54,078,463
International Stock Funds	7,589,890		−		−	7,589,890
Common/collective trust fund	−		11,505,858		−	11,505,858
Participant loans	−		−		4,103,107	4,103,107
Total investments	$140,338,494		$11,505,858		$4,103,107	$155,947,459

12

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2008:

	Level 1	Level 2		Level 3		Total
Assets
Common stock	$8,903,028	$	−	$	−	$8,903,028
Mutual funds	199,611,057		−		−	199,611,057
Common/collective trust fund	−		16,936,777		−	16,936,777
Participant loans	−		−		4,825,633	4,825,633
Total investments	$208,514,085		$16,936,777		$4,825,633	$230,276,495

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets for the year ended December 31, 2009:

Participant Loans

Balance at January 1, 2009	$4,825,633
Purchases, sales, issuances, and settlements, net	1,089,772
Transfers out of the Plan	(1,812,298)
Balance at December 31, 2009	$4,103,107

5. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$156,211,070	$230,502,528
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	248,736	(221,419)
Net assets available for benefits per Form 5500	$156,459,806	$230,281,109

13

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

5. Reconciliation to Form 5500 (continued)

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500:

December 31, 2009
Net decrease in net assets available for benefits per the financial statements	$74,291,458
Adjustment from contract value to fair value at beginning of year	(221,419)
Adjustment from contract value to fair value at end of year	(248,736)
Net decrease in net assets available for benefits per the Form 5500	$73,821,303

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Related-Party Transactions

The Plan holds units of common/collective trust funds managed by The Vanguard Group, Inc., the Trustee of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

8. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 17, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

14

 Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

9. Subsequent Events

Effective January 1, 2010, the matching formula for the Mercury International Association of Machinists participants in the Plan was modified. The match was increased from 5% of pretax deferrals up to 6% of compensation, to 50% of pretax deferrals up to 6% of compensation. The discretionary contribution was eliminated for this population as well.

Effective June 1, 2010, the Vanguard Wellington Fund, Brunswick Short-Term Bond Fund (collectively the Vanguard Retirement Savings Trust, Vanguard Short-Term Bond Index Fund, and Vanguard Short-Term Corporate Bond Fund), and Vanguard Morgan Growth Fund were eliminated as investment options in the Plan. Existing balances in the Vanguard Wellington Fund were transferred automatically on that date to the date-specific Vanguard Target Retirement Fund closest to the year in which the participant will reach age 65. Existing balances in the Brunswick Short-Term Bond Fund were transferred automatically on that date to the Vanguard Prime Money Market Fund. The Vanguard Morgan Growth Fund was replaced with the MainStay Large Cap Growth Fund Institutional Shares. Existing balances were transferred automatically to the replacement fund on June 1, 2010.

Also, effective June 1, 2010, the following funds were added as investment options to the Plan: PIMCO Total Return Fund II Institutional Class, Templeton Institutional Funds, Inc. Foreign Equity Series, and Vanguard Extended Market Index Fund.

15

Supplemental Schedule

Brunswick Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN #36-0848180 Plan #154

December 31, 2009

		Current
Identity of Issuer	Description of Investment	Value

Brunswick Corporation	Brunswick ESOP Common Stock Fund*	$13,346,138
The Royce Funds	Premier Fund*	7,627,403
The Vanguard Group, Inc.	500 Index Fund*	25,044,565
	Morgan Growth Fund*	15,176,926
	Prime Money Market Fund*	8,857,069
	Retirement Savings Trust*	11,505,858
	Short-Term Bond Index Fund*	11,234,485
	Short-Term Corporate Fund*	5,628,588
	Target Retirement 2005*	351,404
	Target Retirement 2015*	3,838,938
	Target Retirement 2025*	669,869
	Target Retirement 2035*	433,720
	Target Retirement 2045*	359,881
	Target Retirement Inc*	377,694
	Total Bond Market Index Fund*	8,512,368
	Total International Stock Index Fund*	7,589,890
	Wellington Fund Investor Shares*	25,059,987
	Windsor II Fund Investor Shares*	6,229,569

Participant Loans*	Loans to participants, bearing interest from 3.25%
	to 8.25%, with varying maturities	4,103,107
		$155,947,459

*Represents a party in interest to the Plan.

16

Financial Statements and Supplemental Schedules

Brunswick Rewards Plan
December 31, 2009 and 2008, and
Year Ended December 31, 2009

With Report of Independent Registered Public Accounting Firm

Brunswick Rewards Plan

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008, and Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm

The Benefits Administration Committee
Brunswick Corporation

We have audited the accompanying statements of net assets available for benefits of the Brunswick Rewards Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ERNST & YOUNG LLP
Chicago, Illinois
June 29, 2010

Brunswick Rewards Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets
Investments at fair value	$613,536,942	$476,416,061
Employer contribution receivable	16,133,147	941,385
Net assets available for benefits, at fair value	629,670,089	477,357,446

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(718,057)	474,449
Net assets available for benefits	$628,952,032	$477,831,895

The Notes to Financial Statements are an integral part of these statements.

Brunswick Rewards Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions
Investment income:
Net appreciation in fair value of investments	$94,976,190
Interest and dividends	8,860,815
103,837,005

Contributions:
Participants	18,247,440
Rollovers	556,910
Employer	24,906,032
43,710,382
Total additions	147,547,387

Deductions
Distributions and withdrawals to participants	99,793,190
Administrative expenses	149,484
Total deductions	99,942,674

Interplan transfers, net	103,515,424
Net increase in net assets available for benefits	151,120,137
Net assets available for benefits:
Beginning of year	477,831,895
End of year	$628,952,032

The Notes to Financial Statements are an integral part of these statements.

Brunswick Rewards Plan

Notes to Financial Statements

December 31, 2009

1. Description of the Plan

The following description of the Brunswick Rewards Plan (the Plan) provides only general information. Brunswick Corporation (the Company) is the plan sponsor. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.

General

The Plan, established by the Company effective April 1, 1999, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. The Vanguard Group, Inc. (the Trustee) is the Trustee of the Plan under a trust agreement with the Company.

Participation

Eligible employees include all groups as identified by the Benefits Administration Committee.

Employees working at least 24 hours per week are eligible to participate in both components of the Plan on the first day of the month following or coinciding with 60 days of employment. Employees working less than 24 hours per week are eligible to participate on the first day of the month following or coinciding with 12 months of employment. Employees are eligible to participate in the Plan provided they are employed as members of a group of employees of an employer to which the Plan has been extended and are at least 18 years old.

Effective January 1, 2006, new employees are automatically enrolled in the Plan at a deferral rate of 3% of eligible compensation. Employees have a window of 60 days from the date their demographic data is received at the Trustee in which to opt out of the Plan before automatic enrollment. Employees can generally increase, decrease, or cancel their deferrals at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) the Plan’s earnings (losses). Allocations are based on participant earnings or account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balances.

Brunswick Rewards Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

Participants may make pretax contributions from 1% to 40% of compensation as defined in the Plan. Contributions are made via payroll deductions and are remitted to the Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. Participant pretax and catch-up contributions were subject to the IRS limit of $16,500 and $5,500, respectively, in 2009, and these combined contributions cannot exceed 40% of the participant’s compensation.

Subject to certain limitations, the Company makes a basic biweekly matching contribution equal to 100% of the first 3% of participant contributions plus 50% of the next 2% of contributions. These contributions are invested in accordance with the participant’s investment elections. Employee catch-up contributions are ineligible for Company match.

Effective January 1, 2008, the Company may make an annual variable retirement contribution of up to 9% of eligible compensation to the accounts of participants employed by the Company as of December 31 of the current plan year. Variable retirement contributions are invested in accordance with the participant’s investment elections. Variable retirement contributions for the year ended December 31, 2009, were $15,739,422, and were included as an employer contribution receivable in the accompanying statements of net assets available for benefits. There were no variable retirement contributions for the year ended December 31, 2008.

The Plan provides a true-up feature, which allows the Company to make up for any missed match that may have occurred. The true-up is performed during the first quarter of the following plan year. It takes into account the maximum matching contribution that could have been received and makes up for any difference in comparison to the matching contributions that were actually made.

For the years ended December 31, 2009 and 2008, $393,725 and $941,385, respectively, relating to the true-ups of certain participant accounts were contributed to the Plan. The true-up balance is reflected as a component of employer contributions receivable in the accompanying statements of net assets available for benefits.

Participants may direct their own contributions and related Company contributions into any of the Plan’s fund options. Participants may change their elections and transfer balances between funds at any time.

Brunswick Rewards Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are fully vested in the balance of all of their accounts at all times.

Forfeitures

Forfeitures are used to reduce eligible plan expenses. Effective December 31, 2008, the Plan was amended to allow the use of forfeited amounts to reduce future Company contributions.

Unallocated forfeiture balances as of December 31, 2009 and 2008, were approximately $565,092 and $922,240, respectively, and forfeitures used to reduce eligible Plan expenses and Company contributions for 2009 and 2008 were $400,304 and $16,246, respectively.

Participant Loans

Active participants may borrow from their interest in the funds held by the Trustee. The minimum loan amount is $1,000. Between January 1, 2006 and May 31, 2009, a participant was not permitted to have more than one loan outstanding at any one time with the exception of grandfathered loans outstanding prior to January 1, 2006. After these grandfathered loans are paid off, only one loan is allowed at a time, with the exception of a temporary amendment, effective June 1, 2009, whereby the Plan was amended to temporarily allow active participants to request up to two outstanding loans at a time. Participant loans bear interest, are secured by the participants’ accounts, and are payable over a period not to exceed five years unless the loan is for the purchase of a home, in which case, the loan term may be up to 10 years. The interest rate on loans is fixed at the prime rate reported by Reuters at the initiation of the loan.

Payment of Benefits

Upon termination of employment, participants may elect to rollover account balances into another qualified retirement vehicle or receive a lump-sum distribution. Terminated participants with balances exceeding $1,000 may elect to remain in the Plan and defer payment until age 65. Account balances less than $1,000 are distributed as soon as administratively possible following termination of employment.

Brunswick Rewards Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Administrative Expenses

Investment management fees, agent fees, and brokerage commissions are paid by the Plan’s participants. The Plan charges an administrative fee of $700 to accounts requiring a qualified domestic relations order split. The Plan also charges an administrative fee of $30 to initiate a loan via the automated touch-tone customer service system or $80 to initiate a loan through a representative.  There is an annual loan maintenance fee of $25 for the life of the loan.

Interplan Transfers

At various times during the year, employees may transfer positions within Brunswick Corporation. If an employee transfers to a Brunswick entity that is covered by a different plan, an interplan transfer occurs to move that employee’s assets into another Brunswick plan. On a consolidated Brunswick-sponsored plan basis, the interplan transfers net to zero.

As of December 31, 2009, the Company had transferred $103,515,424 of Brunswick Retirement Savings Plan assets into the Plan. The majority of the transfer amount related to the Brunswick Retirement Savings Plan participants who also participated in the Brunswick Pension Plan for Salaried Employees. Effective December 31, 2009, the Company froze the Brunswick Pension Plan for Salaried Employees and to compensate for the freeze of pension benefits, the Company automatically transferred the Brunswick Retirement Savings Plan assets for these participants into the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, the Benefits Administration Committee can direct that all accounts be distributed to the participant or continued in trust for his or her benefit.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Payment of Benefits

Benefit payments are recorded when paid.

Brunswick Rewards Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

The Vanguard Retirement Savings Trust invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

The Brunswick ESOP Common Stock Fund is a fund composed principally of Brunswick stock. Dividends received on shares held in the Brunswick ESOP Common Stock Fund may be reinvested in the Plan or received as cash.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Brunswick Rewards Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

New Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amended FASB Statement No. 157 (codified as Accounting Standards Codification (ASC) 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events, which was codified into ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855 as amended.

In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent) as a practical expedient to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009, and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 4 for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Brunswick Rewards Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.

3. Investments

During 2009 and 2008, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Year Ended December 31,
	2009	2008

Common stock	$21,871,309	$(17,539,997)
Mutual funds	73,104,881	(168,549,212)
	$94,976,190	$(186,089,209)

Brunswick Rewards Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the net assets available for benefits at fair value is as follows:

	December 31,
	2009	2008

Brunswick ESOP Company Stock Fund	$34,008,990	$	*
Royce Premier Fund	43,581,104		32,286,853
Vanguard 500 Index Fund	84,408,384		57,910,528
Vanguard Morgan Growth Fund	63,074,365		42,448,114
Vanguard Prime Money Market Fund	*		27,709,687
Vanguard Retirement Savings Trust	33,215,455		36,291,541
Vanguard Short-Term Bond Index Fund	32,432,048		36,740,699
Vanguard Total Bond Market Index Fund	42,462,458		33,900,853
Vanguard Total International Stock Index Fund	47,365,697		32,355,755
Vanguard Wellington Fund Investor Shares	90,885,358		75,712,229

*Did not meet 5% threshold.

4. Fair Value Measurements

The Plan adopted ASC 820, Fair Value Measurements, effective January 1, 2008. ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard established a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable.

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Brunswick Rewards Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

Quoted prices for similar assets and liabilities in active markets

Quoted prices for identical or similar assets or liabilities in markets that are not active

Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Following is a description of the valuation methodologies used for assets measured at fair value:

Common stock: Valued at quoted market price of securities held by the Plan at year-end.

Mutual funds: Valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end.

Brunswick Rewards Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Common/collective trust fund: Valued at the NAV provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding. The underlying assets primarily consist of guaranteed investment contracts and synthetic investment contracts in order to deliver safety and stability by preserving principal and accumulating earnings. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.

Participant loans: Valued at amortized cost, which approximates fair value.

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2009:

	Level 1	Level 2		Level 3		Total
Assets
Common stock	$34,008,990	$	−	$	−	$34,008,990
Mutual funds:
Money Market Funds	24,491,012		−		−	24,491,012
Bond Funds	91,143,281		−		−	91,143,281
Balanced Funds	143,778,643		−		−	143,778,643
Domestic Stock Funds	218,444,205		−		−	218,444,205
International Stock Funds	47,365,697		−		−	47,365,697
Common/collective trust fund	−		33,215,455		−	33,215,455
Participant loans	−		−		21,089,659	21,089,659
Total investments	$559,231,828		$33,215,455		$21,089,659	$613,536,942

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2008:

	Level 1	Level 2		Level 3		Total
Assets
Common stock	$10,900,422	$	−	$	−	$10,900,422
Mutual funds	414,736,579		−		−	414,736,579
Common/collective trust fund	−		36,291,541		−	36,291,541
Participant loans	−		−		14,487,519	14,487,519
Total investments	$425,637,001		$36,291,541		$14,487,519	$476,416,061

Brunswick Rewards Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets for the year ended December 31, 2009:

Participant Loans

Balance at January 1, 2009	$14,487,519
Purchases, sales, issuances, and settlements, net	4,789,842
Transfers into the Plan	1,812,298
Balance at December 31, 2009	$21,089,659

5. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$628,952,032	$477,831,895
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	718,057	(474,449)
Net assets available for benefits per Form 5500	$629,670,089	$477,357,446

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

December 31, 2009
Net increase in net assets available for benefits per the financial statements	$151,120,137
Adjustment from contract value to fair value at beginning of year	474,449
Adjustment from contract value to fair value at end of year	718,057
Net increase in net assets available for benefits per the Form 5500	$152,312,643

Brunswick Rewards Plan

Notes to Financial Statements (continued)

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Related-Party Transactions

The Plan holds units of common/collective trust funds managed by The Vanguard Group, Inc., the Trustee of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

8. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 27, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

9. Subsequent Events

Effective June 1, 2010, the Vanguard Wellington Fund, Brunswick Short-Term Bond Fund (collectively the Vanguard Retirement Savings Trust, Vanguard Short-Term Bond Index Fund, and Vanguard Short-Term Corporate Bond Fund), and Vanguard Morgan Growth Fund were eliminated as investment options in the Plan. Existing balances in the Vanguard Wellington Fund were transferred automatically on that date to the date-specific Vanguard Target Retirement Fund closest to the year in which the participant will reach age 65. Existing balances in the Brunswick Short-Term Bond Fund were transferred automatically on that date to the Vanguard Prime Money Market Fund. The Vanguard Morgan Growth Fund was replaced with the MainStay Large Cap Growth Fund Institutional Shares. Existing balances were transferred automatically to the replacement funds on June 1, 2010.

Brunswick Rewards Plan

Notes to Financial Statements (continued)

9. Subsequent Events (continued)

Also, effective June 1, 2010, the following funds were added as investment options to the Plan: PIMCO Total Return Fund II Institutional Class, Templeton Institutional Funds, Inc. Foreign Equity Series, and Vanguard Extended Market Index Fund.

Supplemental Schedule

Brunswick Rewards Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN #36-0848180 Plan #170

December 31, 2009

		Current
Identity of Issuer	Description of Investment	Value

Brunswick Corporation	Brunswick ESOP Common Stock Fund*	$34,008,990
The Royce Funds	Premier Fund*	43,581,104
The Vanguard Group, Inc.	500 Index Fund*	84,408,384
	Morgan Growth Fund*	63,074,365
	Prime Money Market Fund*	24,491,012
	Retirement Savings Trust*	33,215,455
	Short-Term Bond Index Fund*	32,432,048
	Short-Term Corporate Fund*	16,248,775
	Target Retirement 2005*	2,076,131
	Target Retirement 2015*	11,505,608
	Target Retirement 2025*	15,628,752
	Target Retirement 2035*	12,099,242
	Target Retirement 2045*	10,258,247
	Target Retirement Inc*	1,325,305
	Total Bond Market Index Fund*	42,462,458
	Total International Stock Index Fund*	47,365,697
	Wellington Fund Investor Shares*	90,885,358
	Windsor II Fund Investor Shares*	27,380,352

Participant Loans*	Loans to participants, bearing interest from 3.25% to 9.75%
	with varying maturities	21,089,659
		$613,536,942

*Represents a party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plans) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Brunswick Retirement Savings Plan
Brunswick Rewards Plan
(Name of Plans)

	By:	BRUNSWICK CORPORATION
as Administrator of the Plans

Date: June 29, 2010	By:	/s/ B. RUSSELL LOCKRIDGE
B. Russell Lockridge
Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm